(Photo appears depicting a family outside of a Ryan's Family Steak House)

1995
ANNUAL REPORT
Ryan's Family Steak Houses, Inc.

2  COMPANY PROFILE:

         Since 1977, Ryan's Family Steak Houses, Inc. has been engaged in the development, operation and franchising of family restaurants. A Ryan's restaurant features "Steaks, Buffet & Bakery" and provides a great meal to its customers at a reasonable price. At March 6, 1996, 231 company-owned and 25 franchised Ryan's were in operation. The Company also operated three casual dining concepts on a test basis, consisting of five restaurants as follows:
Caliente Grille or Chilaca Grille (2), Laredo Grill (2) and Bellissimo's Italian Eatery (1).

         Sales by company-owned restaurants amounted to $513 million in 1995 and $448 million in 1994. Systemwide sales, which include sales by franchised restaurants, for 1995 and 1994 were approximately $560 million and $499 million, respectively.

         The  Company,   headquartered  in  Greer,   South  Carolina,   employed
approximately 16,000 persons at March 6, 1996.

MISSION STATEMENT:

         To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings.

WE STRIVE:

*  To put people first -- customers and team members.

* To attract and maintain a strong team of individuals recognized as standouts in each area of focus.

* To promote safety, responsibility and a high level of ethics in our workplace.

*  To be environmentally aware and work to preserve our natural resources.

* To utilize materials and services that provide the best cost/value ratio without sacrificing quality.

*  To enhance long-term shareholder wealth.


                                Restaurant Sales
                            (In millions of dollars)

(Bar graph appears here with the following plot points.)

91       92       93       94       95
296     349      394       448     513

                                  Net Earnings
                            (In millions of dollars)

(Bar graph appears here with the following plot points.)

91       92       93       94       95
23.3    29.3    28.5      30.5     33.2

                               Earnings Per Share
                                   (In cents)

(Bar graph appears here with the following plot points.)

91       92       93       94       95
44       55       53       57       62


                          Restaurants Open At Year-End

(Bar graph appears here with the following plot points.)

                     91       92       93       94       95
Company Owned       142      165      194      212      231
Franchised           35       35       34       30       26
Total               177      200      228      242      257

TO OUR SHAREHOLDERS

(Photo of Charles D. Way appears here)

         We are pleased to report that fiscal 1995 was a good year for Ryan's Family Steak Houses, Inc. Sales and earnings again reached record levels. For the year ended January 3, 1996, restaurant sales exceeded $513 million, up from $448 million during 1994. Net earnings for 1995 increased to $33.2 million compared to $30.5 million in 1994, resulting in net earnings per share of 62 cents and 57 cents, respectively. Fiscal 1995 marked our 18th year of record sales and our 16th year of record earnings.

         During the year, 21 Ryan's restaurants were opened and five underperforming units were closed, resulting in 226 company-owned Ryan's at the end of the year. Franchisees operated another 26 Ryan's Family Steak Houses. The Company also opened three casual-dining restaurants during 1995, two of which were conversions of closed Ryan's units. Of our five casual-dining restaurants, two feature Tex-Mex fare, two are upscale western-style steakhouses and one features Italian food, served buffet style, in a lively marketplace setting. The financial results of each of these test concepts are being thoroughly studied before any further expansion plans are determined.

         We are very pleased that Ryan's same-store sales increased 1.8% during the year. Additionally, the final quarter of 1995 marked the fifth quarter in a row of increased same-store sales and increased average unit sales. We are also very pleased that our new units again opened at record sales levels - an average of $3.1 million! We attribute much of this sales improvement to the installation of scatter bars in our units and to improved customer service levels. The scatter bar format breaks the Mega Bar(R) buffet into five island bars for easier customer access and expanded food variety. Scatter bars had been installed in 208 Ryan's restaurants by year-end. We anticipate that all company-owned Ryan's will operate with scatter bars by the end of the first quarter of 1996.

         We recognize the necessity of remaining committed to our top priority - our customers, and during the year we continued our focus on in-store training programs to help our team members enhance our customers' overall dining experience. Additionally, we increased team member hours per restaurant and implemented a Team Leader program in each unit to ensure consistent, excellent service. Although payroll costs were increased, we believe the improved customer service contributed to our unit sales gains.

         During 1995, marketing became an integral part of our business strategy. Following the success of our 1994 advertising activities in the Charleston, South Carolina area, we expanded our advertising program during 1995 to the Atlanta, Georgia metro area covering 20 restaurants and completed a follow-up campaign in Charleston. These experiences have convinced us that advertising is an effective means of attracting new customers, and, accordingly, during the first quarter of 1996, we began media campaigns in the Greenville, South Carolina and Augusta, Georgia markets as part of our overall 1996 marketing plan. During 1996, we plan to run media campaigns, consisting of both television and radio advertising, in markets encompassing 67 stores, including follow-up efforts in Charleston and Atlanta.

         For 1996 we plan to open 28 to 30 new company-owned Ryan's units and to remodel approximately 40 restaurants. Although January sales were soft due to bad weather, February sales rebounded nicely, and we're enjoying continued sales gains in March. Payroll costs appear to be well controlled, and due to a company-wide focus on store-level profitability, we believe that we will see some modest margin improvements in 1996. We are aggressively working on lowering the cost of our new restaurants in order to be as efficient as possible with our cash flow. Overall, we are very excited about the Company's prospects in 1996 and expect another record year.

         Earlier this month, Ryan's announced the commencement of a multi-year program to repurchase 6.4 million shares, or approximately 12%, of the Company's outstanding common shares. We expect this program to enhance shareholder value as a greater percentage of future net earnings will be attributed to each share remaining after the repurchase. In other words, each remaining shareholder will own a greater piece of the Ryan's "pie". We expect to incur additional debt as a result of this program, but feel that the resultant financial structure will be conservative by industry standards and provide our shareholders with adequate safety for their investments. We have received many favorable comments from the investment community regarding this program, and we feel that our shareholders will benefit from this program over time.

         During the year, our average unit sales were $2.3 million which far exceeds the industry average of approximately $1.4 million for the family steakhouse segment. Additionally, Ryan's was the highest rated family steakhouse chain in America in the most recent annual Choice in Chains Awards conducted by RESTAURANTS AND INSTITUTIONS magazine. Ryan's surpassed every other family steakhouse chain in every single category. Further, Ryan's was the number one overall winner of all restaurants in America for seniors. This national survey further demonstrates the tremendous strides being made every day by our team members in each of our restaurants to place our customers first.

         Again, we are very excited about our prospects during 1996. We are making the right moves in our business and are committed to being the best restaurant company. Our customers will benefit because we will continue to provide high quality food at affordable prices with friendly customer service. Our shareholders will benefit over time as we grow and structure the company in a prudent and profitable manner.

         We truly appreciate your continued support.

Sincerely,

(Signature of Charles D. Way)
Charles D. Way
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

March 29, 1996

4

TEN YEAR FINANCIAL SUMMARY


                                                                                  1995(b)              1994                 1993

CONSOLIDATED STATEMENTS OF EARNINGS DATA:
        Restaurant sales ...............................................      $ 513,168,000         448,214,000         393,865,000
        Operating expenses:
            Food and beverage ..........................................        208,304,000         181,743,000         161,886,000
            Payroll and benefits .......................................        146,869,000         125,338,000         110,834,000
            Depreciation and amortization ..............................         21,412,000          19,775,000          17,462,000
            Other operating expenses ...................................         61,811,000          54,764,000          45,154,000
                  Total operating expenses .............................        438,396,000         381,620,000         335,336,000

            General and administrative expenses ........................         22,751,000          19,249,000          16,143,000
            Interest expense ...........................................          1,853,000             873,000             178,000
            Revenues from franchised restaurants .......................         (1,736,000)           (755,000)         (2,546,000)
            Other income ...............................................           (937,000)           (806,000)           (566,000)
        Earnings before income taxes and cumulative effect
            of change in method of accounting ..........................         52,841,000          48,033,000          45,320,000
        Income taxes ...................................................         19,682,000          17,489,000          16,778,000
        Earnings before cumulative effect of change in method
            of accounting ..............................................         33,159,000          30,544,000          28,542,000
        Cumulative effect on prior years of change in method
            of accounting ..............................................               --                  --                  --
                 Net earnings ..........................................     $  33,159,000          30,544,000          28,542,000
        Per share amounts: (a)
            Earnings before cumulative effect of
                 change in method of accounting ........................                .62                 .57                 .53
            Cumulative effect of change in method of accounting ........               --                  --                  --
                 Net earnings ..........................................      $         .62                 .57                 .53
            Weighted average shares ....................................         53,450,000          53,603,000          53,696,000

SELECTED OTHER CONSOLIDATED DATA:
       Working capital (deficit) .......................................      $(102,192,000)        (90,934,000)        (75,350,000)
       Current ratio ...................................................              0.1/1               0.1/1               0.1/1
       Cash provided by operations .....................................      $  61,807,000          54,749,000          48,602,000
       Property and equipment additions ................................         71,342,000          66,748,000          71,282,000
       Total assets ....................................................        430,829,000         379,756,000         333,521,000
       Long-term debt ..................................................               --                  --                  --
       Total current and long-term debt ................................         72,200,000          65,700,000          58,100,000
       Shareholders' equity ............................................        302,694,000         269,355,000         238,706,000
       Company-owned restaurants open at end of year ...................                231                 212                 194



    (a) Per share amounts have been retroactively adjusted to reflect all common stock splits, each effected in the form of a dividend. See "Stock Split History" on page 22 for further details.

    (b) Indicates a 53-week period.

    (c) The Company adopted Financial Accounting Standards Board's Statement 109, "Accounting for Income Taxes," effective January 2, 1992.

                                                                                                           5

    1992                1991            1990           1989(b)         1988             1987            1986
 349,378,000        296,117,000     270,274,000     238,176,000     190,681,000     152,929,000     103,307,000

 142,468,000        124,831,000     114,854,000     104,057,000      83,547,000      66,304,000      45,501,000
  95,446,000         80,847,000      70,931,000      61,305,000      45,122,000      33,959,000      22,257,000
  17,377,000         12,153,000      10,520,000       9,015,000       7,070,000       4,812,000       3,092,000
  38,306,000         32,654,000      27,511,000      23,596,000      18,284,000      13,630,000       9,007,000
 293,597,000        250,485,000     223,816,000     197,973,000     154,023,000     118,705,000      79,857,000

  13,730,000         11,695,000      11,333,000       9,225,000       8,379,000       7,282,000       4,630,000
     144,000            102,000         103,000            --              --              --              --
  (2,813,000)        (2,846,000)     (2,827,000)     (2,629,000)     (1,910,000)     (1,353,000)       (908,000)
    (619,000)          (373,000)       (447,000)       (621,000)       (433,000)       (970,000)       (774,000)

  45,339,000         37,054,000      38,296,000      34,228,000      30,622,000      29,265,000      20,502,000
  17,032,000         13,747,000      14,233,000      12,777,000      11,360,000      12,435,000       9,691,000

  28,307,000         23,307,000      24,063,000      21,451,000      19,262,000      16,830,000      10,811,000

   1,000,000(C)            --              --              --              --              --              --

  29,307,000         23,307,000      24,063,000      21,451,000      19,262,000      16,830,000      10,811,000


         .53                .44             .46             .41             .37             .32             .21
         .02(C)            --              --              --              --              --              --
         .55                .44             .46             .41             .37             .32             .21
  53,636,000         53,238,000      52,675,000      52,682,000      52,398,000      52,580,000      50,685,000
 (49,105,000)       (44,008,000)    (36,974,000)    (25,043,000)    (15,185,000)    (10,162,000)     13,871,000
       0.1/1              0.1/1           0.1/1           0.1/1           0.2/1           0.2/1           3.3/1
  43,134,000         37,810,000      36,459,000      30,214,000      29,879,000      24,530,000      17,538,000
  54,239,000         43,905,000      46,060,000      32,035,000      44,445,000      48,052,000      22,637,000
 274,539,000        237,520,000     205,454,000     165,172,000     141,787,000     105,273,000      78,252,000
        --                 --              --              --        10,000,000            --              --
  36,000,000         30,700,000      26,600,000      16,500,000      16,800,000       5,200,000            --
 209,679,000        176,863,000     152,099,000     127,182,000     105,352,000      85,581,000      67,907,000
         165                142             126             110              96              76              55

6


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Shown for the years indicated are (i) items in the consolidated statements of earnings as a percent of restaurant sales and (ii) the number of restaurants open at the end of each year.




                                                                                                          Percent Change
                                                                       Percent of                        1995       1994
                                                                    Restaurant Sales                      vs          vs
                                                              1995         1994         1993             1994       1993
Restaurant sales ..........................                    100.0%  100.0%          100.0%             14.5%    13.8%
Operating expenses:
        Food and beverage .................                    40.6        40.5         41.1              14.6      12.3
        Payroll and benefits ..............                    28.6        28.0         28.1              17.2      13.1
        Depreciation ......................                    3.7          3.9          3.9              10.7      12.9
        Amortization of pre-opening costs .                    0.4          0.5          0.5              (9.3)    15.6
        Other operating expenses ..........                    12.1        12.2         11.5              12.9      21.3
            Total operating expenses ......                    85.4        85.1         85.1              14.9      13.8

General and administrative expenses .......                    4.4          4.3          4.1              18.2      19.2
Interest expense ..........................                    0.4          0.2           --              112.3    390.4
Revenues from franchised restaurants ......                    (0.3)      (0.1)         (0.6)             129.9    (70.3)
Other income ..............................                    (0.2)      (0.2)         (0.1)             16.3      42.4

Earnings before income taxes ..............                    10.3        10.7         11.5              10.0        6.0
Income taxes ..............................                    3.8          3.9          4.3              12.5        4.2

        Net earnings ......................                    6.5%         6.8%         7.2%             8.6%        7.0%



                                                                    Restaurants Open
                                                                     at End of Year
Ryan's:
        Company-owned .....................                     226         210          194              7.6%        8.2%
        Franchised ........................                      26           30           34           (13.3)      (11.8)
                                                                252          240          228             5.0         5.3
Other restaurant concepts:
        Company-owned .....................                     5             2            --           150.0       100.0
        Total .............................                     257         242          228              6.2%        6.1%

RESULTS OF OPERATIONS
1995 COMPARED TO 1994

    Total restaurant sales increased by $65.0 million, or 14.5%, to $513.2 million in 1995 from $448.2 million in 1994 due to sales from new restaurants, the 53rd week in fiscal 1995 and an increase in same-store sales.

(Photo of two people at the MegaBar(R) appears here)

        Sales from new restaurants accounted for approximately 75% of the sales increase. During 1995, the Company opened 24 new restaurants, including 3 casual-dining units, and closed 5 underperforming units, two of which were converted to casual-dining units. At the end of 1995 and 1994, the Company owned and operated 231 and 212 restaurants, respectively. New restaurant sales also benefited from above-average sales volumes. Annualized average unit sales at the 21 new Ryan's restaurants opened during 1995 amounted to $3.1 million compared to chainwide Ryan's average unit sales of $2.3 million.

        The 1995 reporting period consisted of 53 weeks compared to a 52-week period in 1994. Sales during the additional week in 1995 amounted to approximately $9.6 million.

    Sales during 1995 also benefited from a 1.8% increase in same-store sales. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. Management attributes the improvement principally to the installation of scatter bars in its restaurants and to improved customer service levels. The scatter bar format breaks the Mega Bar(R) into five island bars for easier customer access and more food variety. At January 3, 1996, scatter bars had been installed in 208 Ryan's restaurants, or 92% of all company-owned units. Management anticipates that by the end of March 1996, substantially all company-owned Ryan's will operate with scatter bars. During the fourth quarter of 1994, a program to increase customer service levels was implemented, featuring increased team member hours per restaurant and chainwide training programs. Although payroll costs were increased as a result of the program (see second succeeding paragraph), management believes that the resultant improved customer service was a contributing factor in 1995's same-store sales improvement.

    Total operating expenses increased 14.9% to $438.4 million in 1995 from $381.6 million in 1994. Such costs, as a percentage of sales, were 85.4% during 1995 and 85.1% during 1994. Thus, the Company's operating margins at the restaurant level were 14.6% in 1995 and 14.9% in 1994.

    The major factor affecting 1995's operating costs were higher payroll and benefit costs, which increased to 28.6% of sales in 1995 from 28.0% in 1994. This increase can be attributed to the strategically implemented payroll increase designed to improve customer service levels and featuring increased team member hours per restaurant and chainwide training programs. Food and beverage costs increased slightly to 40.6% of sales in 1995 from 40.5% in 1994. All other operating costs, including depreciation and amortization of pre-opening costs, decreased to 16.2% of sales in 1995 compared to 16.6% in 1994 due principally to: (1) the favorable impact of higher same-store sales on the many fixed costs, such as utilities and depreciation, included in this category and (2) lower store closing costs, which amounted to $1.2 million in 1995 compared to $1.7 million in 1994. These costs represent the expected carrying and disposal costs of closed restaurants held for sale. From inception through December 1995, the Company has closed 10 restaurants (5 during 1995 compared to 4 during 1994) and sold, converted or leased 6 such properties, thereby holding 4 properties for sale at January 3, 1996.

    General and administrative expenses increased 18.2% from $19.2 million in 1994 (4.3% of sales) to $22.8 million in 1995 (4.4% of sales) due principally to increases in manager training and advertising costs. Media advertising amounted to 0.1% of sales during 1995 and is expected to increase to 0.3% of sales in 1996 as the Company expands its advertising coverage.

    Interest expense amounted to $1,853,000 in 1995 compared to $873,000 in 1994. The increase results principally from less capitalized

8

interest, which reflects 1995's lower level of construction activity in relation to the Company's outstanding debt. Approximately 58% of interest incurred in 1995 was capitalized as part of the cost of construction in progress compared to 68% in 1994. Also, the Company's effective average interest rate increased to 6.3% in 1995 compared to 4.6% in 1994 due to increases in market-level interest rates.

    Revenues from franchised restaurants increased significantly to $1.7 million in 1995 from $755,000 in 1994 due principally to restored royalty fee payments from the Company's largest franchisee, Family Steak Houses of Florida, Inc. Prior to the third quarter of 1994, this franchisee had not paid any royalty fees since August 1993. In July 1994, an agreement with the franchisee regarding both future and past-due royalty fees was reached, and payments recommenced, initially satisfying an adjusted outstanding receivable balance. The details of this agreement are noted below (see "1994 COMPARED TO 1993"). All required payments subsequent to the agreement have been made in a timely manner, and, accordingly, the revenue recognition, albeit on a cash basis, has been restored. At
January 3, 1996, there were 26 franchised Ryan's compared to 30 at December 28, 1994.

(Photo of a family eating at Ryan's Family Steak House appears her)

    Based upon the above changes to revenues and expenses, earnings before income taxes increased to $52.8 million in 1995 from $48.0 million in 1994.

    The effective income tax rate for 1995 was 37.2% compared to 36.4% in 1994. The higher 1995 effective rate can be attributed to less benefit in 1995 from certain tax-planning strategies.

    Net earnings increased to $33.2 million in 1995 (6.5% of sales) from $30.5 million in 1994 (6.8% of sales). Earnings per share amounted to 62 cents in 1995 and 57 cents in 1994.

1994 COMPARED TO 1993

    Total restaurant sales increased by $54.3 million, or 13.8%, to $448.2 million in 1994 from $393.9 million in 1993. Substantially all of the increase resulted from the unit growth of company-owned restaurants, which totaled 212 and 194 at the end of 1994 and 1993, respectively. During 1994, the Company opened 22 new restaurants, including 2 casual-dining concepts, and closed 4 underperforming units, one of which was converted to a casual-dining concept.

    The sales increases resulting from new restaurants were partially offset by a 0.5% decline in same-store sales. Same-store sales were flat during the first quarter, down 1.6% on average during the second and third quarters, and up 1.1% during the fourth quarter. The first quarter benefited from favorable weather conditions when compared to 1993. From September 1994 onward, sales trends improved monthly, and, as noted, the fourth quarter's same-store sales were up. Management attributes most of the improvement to the rollout of scatter bars into its restaurants. At December 28, 1994, scatter bars had been installed in 105 Ryan's restaurants, or 50% of all company-owned units. Certain new restaurants in 1993 and all new 1994 restaurants have opened with scatter bars.

    Total operating expenses increased 13.8% to $381.6 million in 1994 from $335.3 million in 1993. Such costs, as a percentage of sales, were 85.1% during both 1994 and 1993. Thus, the Company's operating margins at the restaurant level were 14.9% in both 1994 and 1993.

    The major factors affecting 1994's operating costs were lower food and beverage costs and higher other operating expenses. Food and beverage costs decreased to 40.5% of sales in 1994 from 41.1% in 1993. Decreases in beef, chicken and soft drink syrup prices were partially offset by higher potato costs. Other operating expenses increased to 12.2% of sales in 1994 from 11.5% in 1993 due principally to significantly higher store closing costs, which amounted to $1.7 million in 1994 compared to $100,000 in 1993. Other operating expenses were also affected by higher utility and store advertising and promotional costs. Payroll and benefit costs decreased slightly to 28.0% of sales in 1994 from 28.1% in 1993. Depreciation and amortization of pre-opening costs remained steady at 4.4% of sales in both 1994 and 1993.

    General and administrative expenses increased 19.2% from $16.1 million in 1993 (4.1% of sales) to $19.2 million in 1994 (4.3% of sales). Increases in personnel and advertising costs were partially offset by lower legal costs.

    Interest expense amounted to $873,000 in 1994 compared to $178,000 in 1993. The increase results principally from less capitalized interest, which reflects 1994's lower level of construction activity in relation to the Company's outstanding debt. Approximately 68% of interest incurred in 1994 was capitalized as part of the cost of construction in progress compared to 88% in 1993. Also, the Company's effective average interest rate increased to 4.6% in 1994 compared to 3.6% in 1993.

    Revenues from franchised restaurants declined significantly from $2.5 million in 1993 to $755,000 in 1994. While the number of franchised units decreased from 34 at the end of 1993 to 30 at the end of 1994, the most important factor affecting franchise revenues was the nonrecognition of royalty income from the Company's largest franchisee, Family Steak Houses of Florida, Inc. ("Family"). Prior to the third quarter of 1994, this franchisee had not paid any royalty fees since August 1993. In July 1994, an agreement was reached with Family regarding both past-due and future royalty fees. This agreement provided for a $236,000 cash payment by Family, the relinquishment of Family's exclusive development rights in certain counties in South Florida and the Florida panhandle (subject to first refusal and buy-back rights of Family), an $800,000 long-term note payable to the Company and a reduction in the royalty fee rate from 4.25% to 3% until April 30, 1997, at which time the rate will increase to 4%. The relinquishment of development rights was valued at $500,000 and treated as a partial write-off of Family's past-due royalty fees. In addition, the agreement with Family decreased the required number of Ryan's restaurants in operation to 24 through the end of 1996 and to 25 at the end of 1997. Pursuant to the agreement, the required number of restaurants in operation will then increase by 1 for each year after 1997. All required payments from Family to the Company subsequent to the agreement have been received in a timely manner. However, due to Family's payment history, the Company's accounting policy regarding Family's royalty fees was changed during 1994 to a cash basis pending collection of an outstanding $579,000 receivable balance at December 29, 1993. This receivable was fully paid during 1994, and, accordingly, all royalty fees received thereafter, including payments required under the long-term note payable, have been recognized as revenue when received.

        Based upon the above changes to revenues and expenses, earnings before income taxes increased to $48.0 million in 1994 from $45.3 million in 1993.

        The effective income tax rate for 1994 was 36.4% compared to 37.0% in 1993. The lower 1994 effective rate can be attributed to the full year's impact of tax-planning strategies that were implemented in May 1993.

        Net earnings increased to $30.5 million in 1994 (6.8% of sales) from $28.5 million in 1993 (7.2% of sales). Earnings per share amounted to 57 cents in 1994 and 53 cents in 1993.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.

    At January 3, 1996, the Company's working capital was a $102.2 million deficit compared to a $90.9 million deficit at December 28, 1994. Included in these amounts are borrowings of $72.2 million and $65.7 million, respectively, under bank lines of credit (see sixth succeeding paragraph). The increased deficit is due principally to $6.5 million of additional borrowings incurred during 1995 for capital expenditures and increases in current liabilities, particularly accounts payable and self-insurance accruals. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $61.8 million in 1995 and $54.7 million in 1994.

    Total capital expenditures increased to $71.3 million in 1995 from $66.7 million in 1994 due to: (1) an increase in new company-owned restaurants (24 in 1995 compared to 22 in 1994), (2) higher remodeling costs, which included 82 scatter bar installations (compared to 62 in 1994) and (3) higher capitalized interest. In 1995, 87% of the financing for capital expenditures was obtained from internally generated funds. Another $6.5 million was obtained from borrowings under bank lines of credit. In 1994, borr owings of $7.6 million were required.

    The Company is also actively testing several casual-dining concepts. Included in 1995's restaurant count were 5 such units, representing 3 different concepts. Three of these restaurants were converted from existing Ryan's, while the other 2 units were new construction. Further expansion of these concepts will be limited pending review of their operating results.

    The Company is currently concentrating its efforts on company-owned stores and is not actively pursuing any additional franchised locations, either domestically or internationally.

    During 1996, total capital expenditures are estimated at approximately $75 million. The Company plans to build and open 28 to 30 new restaurants, remodel approximately 40 restaurants and install scatter bars in 18 restaurants, thereby completing the scatter bar installation program.

10

    On March 13, 1996, management announced its intention to repurchase an aggregate 6.4 million shares of the Company's common stock through December 1998. Repurchases will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. As part of this multi-year plan, management expects that 1996 aggregate repurchase transactions will amount to approximately $25 million.

    Management estimates that external funding requirements in 1996 will range from $40 million to $44 million. The remainder of the Company's funding requirements are expected to be met by internally generated cash from operations. The Company currently has several uncommitted bank lines totaling $160 million at various short-term rates of which $72.2 million was utilized at January 3, 1996. During mid-1996, management intends to refinance this outstanding short-term debt and to finance a portion of its 1996 needs with long-term bank debt. The Company is currently in negotiation with a bank group to provide this funding. Management believes that the Company's anticipated overall borrowing arrangements, which are expected to include uncommitted bank lines in addition to the long-term bank debt at both fixed and floating interest rates, will be sufficient to meet its 1996 requirements.

IMPACT OF INFLATION

    The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the minimum wage, and, accordingly, legislated changes to the minimum wage will affect the Company's payroll costs. The Federal minimum wage last increased in April 1991, and, while no additional increases to the Federal minimum wage have been legislated, the topic continues to be actively debated within the Federal government. Other changes to the minimum wage may also be legislated at the state level.

    The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased approximately 3% in 1995 and 2% in 1994.

SHAREHOLDER RIGHTS AGREEMENT

    In January 1995, the Company adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock of the Company. The Rights become exercisable in certain limited circumstances outlined in the Agreement involving the acquisition or potential acquisition of beneficial ownership of 15% or more of the Company's common stock and are initially exercisable to acquire a one-half share of the Company's common stock at an exercise price of $25, subject to adjustment as outlined in the Agreement. Thereafter, upon the occurrence of certain events specified in the Agreement, the Rights entitle holders (other than certain persons described in the Agreement) to acquire upon exercise common stock (or, in certain circumstances, cash, property, other securities of the Company or securities of the acquiror)having a market value of twice the exercise price of the Rights.

(Photo of two Ryan's customers at the Mega Bar(R) appears here)


    The Rights may be redeemed by the Company under certain circumstances outlined in the Agreement. Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder of the Company. The Rights expire on February 10, 2005.

IMPACT OF NEW ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and, in October 1995, issued SFAS No. 123, "Accounting for Stock-Based Compensation". Both standards are required to be adopted in fiscal 1996. The Company has not yet completed its analysis of the effect of implementing the standards. It is expected that the impact on the Company's results of operations and financial position will not be material.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                          Year Ended
                                                         January 3,       December 28,    December 29,
                                                           1996             1994              1993
Restaurant sales ..................................   $ 513,168,000      448,214,000      393,865,000
Operating expenses:
        Food and beverage .........................     208,304,000      181,743,000      161,886,000
        Payroll and benefits ......................     146,869,000      125,338,000     110,834,000.
        Depreciation ..............................      19,228,000       17,367,000       15,379,000
        Amortization of pre-opening costs .........       2,184,000        2,408,000        2,083,000
        Other operating expenses ..................      61,811,000       54,764,000       45,154,000
             Total operating expenses .............     438,396,000      381,620,000      335,336,000
General and administrative expenses ...............      22,751,000       19,249,000       16,143,000
Interest expense ..................................       1,853,000          873,000          178,000
Revenues from franchised restaurants ..............      (1,736,000)        (755,000)      (2,546,000)
Other income ......................................        (937,000)        (806,000)        (566,000)
Earnings  before income taxes .....................      52,841,000       48,033,000       45,320,000
Income taxes ......................................      19,682,000       17,489,000       16,778,000

        Net earnings ..............................   $  33,159,000       30,544,000       28,542,000

Net earnings per common and common equivalent share   $         .62              .57              .53
Weighted average shares ...........................      53,450,000       53,603,000       53,696,000

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

12

CONSOLIDATED BALANCE SHEETS

                                                                                January 3,      December 28,
                                                                                   1996            1994
Assets
Current assets:
        Cash and cash equivalents ..........................................   $  1,299,000        695,000
        Receivables ........................................................      1,731,000      1,665,000
        Inventories ........................................................      4,045,000      2,843,000
        Deferred income taxes ..............................................      2,923,000      2,563,000
        Other current assets ...............................................      1,491,000      1,227,000
            Total current assets ...........................................     11,489,000      8,993,000

Property  and equipment:
        Land and improvements ..............................................     95,093,000     86,154,000
        Buildings ..........................................................    233,674,000    200,997,000
        Equipment ..........................................................    144,638,000    137,968,000
        Construction in progress ...........................................     31,311,000     27,845,000
                                                                                504,716,000    452,964,000
        Less accumulated depreciation ......................................     92,495,000     87,988,000
            Net property and equipment .....................................    412,221,000    364,976,000

Other assets ...............................................................      7,119,000      5,787,000
                                                                               $430,829,000    379,756,000

Liabilities and Shareholders' Equity
Current liabilities:
        Notes payable ......................................................     72,200,000     65,700,000
        Accounts payable ...................................................     16,975,000     12,615,000
        Income taxes payable ...............................................        745,000        438,000
        Accrued liabilities ................................................     23,761,000     21,174,000
            Total  current liabilities .....................................    113,681,000     99,927,000

Deferred income taxes ......................................................     14,454,000     10,474,000

Shareholders' equity:
        Common stock, $1.00 par value; authorized 100,000,000 shares; issued and
        outstanding 53,462,000 shares in 1995 and 53,434,000 shares in 1994 .    53,462,000     53,434,000
        Additional  paid-in  capital .......................................      6,751,000      6,599,000
        Retained earnings ..................................................    242,481,000    209,322,000
             Total shareholders' equity ....................................   302,694,000    269,355,000
Commitments ................................................................   $430,829,000    379,756,000

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                        13

                                                                                          Year Ended
                                                                           January 3,     December 28,    December 29,
                                                                            1996            1994            1993
Cash flows from operating activities:
     Net earnings .................................................   $ 33,159,000      30,544,000      28,542,000
     Adjustments to reconcile net earnings to net cash
          provided by operating activities:
        Depreciation and amortization ..............................     22,420,000      20,802,000      18,229,000
        Loss (gain) on sale of property and equipment ..............        417,000         219,000         (83,000)
        Decrease (increase) in:
            Receivables ............................................        (66,000)        186,000        (649,000)
            Inventories ............................................     (1,202,000)       (159,000)       (430,000)
            Other current assets ...................................     (2,447,000)     (2,096,000)     (2,747,000)
            Other assets ...........................................     (1,348,000)     (1,639,000)     (1,057,000)
        Increase (decrease) in:
            Accounts payable .......................................      4,360,000       1,671,000       2,261,000
            Income taxes payable ...................................        307,000        (865,000)       (138,000)
            Accrued liabilities ....................................      2,587,000       6,659,000       4,950,000
            Deferred income taxes ..................................      3,620,000        (573,000)       (276,000)


     Net cash provided by operating activities .....................     61,807,000      54,749,000      48,602,000

     Cash flows from investing activities:
        Proceeds from sale of property and equipment ...............      3,459,000       3,043,000         311,000
        Capital expenditures .......................................    (71,342,000)    (66,748,000)    (71,282,000)
     Net cash used in investing activities .........................    (67,883,000)    (63,705,000)    (70,971,000)
     Cash flows from financing activities:
        Net proceeds from notes payable ............................      6,500,000       7,600,000      22,100,000
        Proceeds from the issuance of common stock .................        180,000         105,000         485,000
     Net cash provided by financing activities .....................      6,680,000       7,705,000      22,585,000
     Net increase (decrease) in cash and cash equivalents...........        604,000      (1,251,000)        216,000
     Cash and cash equivalents - beginning of year .................        695,000       1,946,000       1,730,000
     Cash and cash equivalents - end of year .......................   $  1,299,000         695,000       1,946,000

     Supplemental disclosure -
        Cash paid during the year for:
            Interest, net of amount capitalized ....................   $  1,741,000         782,000         178,000
            Income taxes ...........................................     16,784,000      19,493,000      17,021,000

        See accompanying notes to consolidated financial statements.

14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Description of Business and Summary of Significant Accounting Policies

         Description of Business--Ryan's Family Steak Houses, Inc. operates a chain of 231 company-owned and 26 franchised (as of January 3, 1996) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977 and completed its initial public offering in 1982.

         Principles of Consolidation--The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its eight wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Fiscal Year--The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. The year ended January 3, 1996 comprises 53 weeks, and the years ended December 28, 1994 and December 29, 1993 each comprise 52 weeks.

        Cash and Cash Equivalents--Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost plus accrued interest which approximates market value.

         Inventories--Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

         Other Current Assets--Other current assets consist of prepaid expenses and unamortized pre-opening costs, which represent certain costs, including team member training, incurred before a restaurant is opened. Pre-opening costs are expensed over the first 52 weeks of a restaurant's operations.

         Property and Equipment--Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements--25 to 31 years and equipment--5 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset.

         Other Assets--Other assets consist principally of a long-term prepayment of store inventories and the cash surrender values of officer life insurance policies.

         Income Taxes-- Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Earnings Per Share--Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are represented by shares under option.

         Franchise Revenues--The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

         Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Reclassifications--Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1995 presentation.

                                                                             15
NOTE 2. Other Current Assets

        Other current assets consist of the following:


                                  1995          1994

Unamortized pre-opening costs   $1,115,000    1,002,000
Prepaid expenses ............      376,000      225,000
                                $1,491,000    1,227,000


NOTE 3. Income Taxes

        Income tax expense for the years ended January 3, 1996, December 28, 1994 and December 29, 1993 consists of:

                               1995             1994            1993
Current:
        U.S. Federal ..   $ 15,016,000      16,540,000      14,942,000
        State and local      1,046,000       1,522,000       2,112,000
                            16,062,000      18,062,000      17,054,000
Deferred:
        U.S. Federal ..      3,319,000        (298,000)        165,000
        State and local        301,000        (275,000)       (441,000)
                             3,620,000       (573,000)        (276,000)
Income taxes ..........   $ 19,682,000      17,489,000      16,778,000



        Income taxes differ from the amounts computed by applying the U. S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:


                                                                            1995         1994            1993

Tax at Federal statutory rate .......................................   $18,494,000    16,812,000     15,862,000

Increase (decrease) in taxes due to:
        Adjustment to deferred tax assets and liabilities for enacted
        changes in tax laws and rates ...............................          --            --          213,000
        State income taxes, net of Federal income tax benefit .......       876,000       811,000      1,086,000
        Other .......................................................       312,000      (134,000)      (383,000)
Income taxes ........................................................   $19,682,000    17,489,000     16,778,000


16

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 3, 1996 and December 28, 1994 are presented below:

                                                                                         1995             1994
 Deferred tax assets:
        Accounts receivable, principally due to allowance for
        doubtful accounts ......................................................   $    281,000         346,000
        Self-insurance, principally due to accrual for
        financial reporting purposes ...........................................      2,942,000       2,477,000
        Other ..................................................................        149,000         100,000
           Total gross deferred tax assets .....................................      3,372,000       2,923,000
           Less valuation allowance ............................................           --              --
           Net deferred tax assets .............................................      3,372,000       2,923,000




Deferred tax liabilities:
        Building and equipment, principally due to
        differences in depreciation ............................................    (14,492,000)    (10,348,000)
        Deferral of pre-opening costs for financial reporting purposes..........       (287,000)       (363,000)
        Other ..................................................................       (124,000)       (123,000)
           Total gross deferred tax liabilities ................................    (14,903,000)    (10,834,000)
           Net deferred taxes ..................................................   $(11,531,000)     (7,911,000)

        The Company did not establish a valuation allowance for deferred tax assets as of January 3, 1996 or December 28, 1994. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not the Company will realize the benefits of these deductible differences at January 3, 1996.

        NOTE 4. Notes Payable and Interest Cost
        The Company has several unsecured lines of credit from banks aggregating $160 million at various short-term rates, of which $72.2 million and $65.7 million had been utilized at January 3, 1996 and December 28, 1994, respectively. All borrowings under these lines are unsecured and mature in 90 days or less.
        The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:

                                                                                            1995         1994          1993

Interest cost capitalized............................................................$    2,514,000    1,824,000    1,281,000
Interest cost charged to income ......................................................    1,853,000      873,000      178,000
        Total interest cost incurred .................................................   $4,367,000    2,697,000    1,459,000


                                                                            17
NOTE 5. Leases
        The Company has several noncancelable operating land leases for restaurant sites with initial terms that expire over the next 10 to 30 years. These leases contain renewal options for periods ranging from 5 to 15 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. Rental expense for operating leases amounted to $104,000 in 1995, $97,000 in 1994 and $94,000 in 1993.
        Future lease payments under the noncancelable operating leases as of January 3, 1996 are:

YEAR-END:
1996...............................................................     $       97,000
1997...............................................................            116,000
1998...............................................................            132,000
1999...............................................................            135,000
2000...............................................................            135,000
Later years, through 2008..........................................            987,000
Future lease payments..............................................     $    1,602,000

NOTE 6. Other Accrued Liabilities
        Other accrued liabilities consist of the following:

                                          1995          1994

Accrued compensation ...............   $ 4,474,000     3,820,000
Accrued taxes (other than income)...     6,201,000     4,984,000
Self-insurance accruals ............     6,795,000     5,767,000
Other accrued expenses .............     6,291,000     6,603,000
                                       $23,761,000    21,174,000

NOTE 7. Shareholders' Equity
        The components of shareholders' equity are as follows:


                                                                  $1 Par Value    Additional
                                                                     Common         Paid-In     Retained
                                                                      Stock         Capital     Earnings


Balances at December 30, 1992 .................................   $53,337,000     6,106,000   150,236,000
        Net earnings ..........................................          --            --      28,542,000
        Issuance of common stock under Stock Option Plans .....        78,000       289,000          --
        Tax benefit from exercise of nonqualified stock options          --         118,000          --
Balances at December 29, 1993 .................................    53,415,000     6,513,000   178,778,000
        Net earnings ..........................................          --            --      30,544,000
        Issuance of common stock under Stock Option Plans .....        19,000        67,000          --
        Tax benefit from exercise of nonqualified stock options          --          19,000          --
Balances at December 28, 1994                                      53,434,000     6,599,000   209,322,000
        Net earnings ..........................................          --            --      33,159,000
        Issuance of common stock under Stock Option Plans .....        28,000       133,000          --
        Tax benefit from exercise of nonqualified stock options          --          19,000          --
Balances at January 3, 1996 ...................................   $53,462,000     6,751,000   242,481,000

18
        On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's common stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's common stock that would result in the ownership by such person or group of 15% or more of the common stock.


        Each Right may initially be exercised to acquire a one-half share of the Company's common stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise common stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise common stock of the acquiring company having a market value of twice the exercise price of the Rights.


        The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

NOTE 8. Stock Option Plans

        The Company has adopted stock option plans which authorize the grant of options to purchase common stock to directors, officers and key employees. Under the terms of the latest plan, which expires in 2001, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. Historically, the Company has always granted options at market value on the day of grant, used various vesting schedules, and set expiration dates generally ten years from the date of grant. All options granted since 1991 must be held for at least 6 months prior to exercise.


        Further information relating to options is as follows:



                                                                                 1995                 1994             1993

Options outstanding at beginning of year ..........................             2,562,081          1,689,011        1,378,274
Options granted ...................................................               615,150          1,087,570          468,400
Options exercised .................................................               (28,450)           (18,800)         (72,863)
Options forfeited .................................................              (295,275)          (195,700)         (84,800)
Options outstanding at end of year ................................             2,853,506          2,562,081        1,689,011


Options fully vested at end of year ...............................             1,730,462          1,465,034        1,280,982
Common shares reserved for future grants at end of year ...........               638,830            960,055        1,854,450
Option prices per common share:
        Exercised during the year .................................              $4.00 to            $4.00 to        $4.00 to
                                                                                    $7.63               $6.13           $8.13
        Outstanding at end of year ................................              $4.00 to            $4.00 to        $4.00 to
                                                                                   $13.25              $13.25          $13.25


                                                                            19
NOTE 9. Team Member Retirement Plan
        On March 1, 1992, the Company implemented a defined contribution retirement plan, which covers all team members who have at least one year of service and are at least 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan. The Company matches team member contributions up to 6% of compensation at a 25% rate. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $539,000 in 1995, $488,000 in 1994 and $438,000 in 1993.

NOTE 10. Quarterly Consolidated Financial Data (Unaudited)
        Quarterly consolidated financial results for 1995 and 1994 are summarized as follows (in thousands, except per share data):



                                                                                Quarter                    Total
                                                               First       Second     Third      Fourth     Year


1995:
Restaurant sales................................................$117,266   131,363   131,786   132,753   513,168
Restaurant operating profit (a) ..............................    16,278    19,893    19,000    19,601    74,772
        Net earnings .........................................     7,313     9,056     8,678     8,112    33,159
Per share data:
        Net earnings .........................................      0.14      0.17      0.16      0.15      0.62

1994:
Restaurant sales .............................................   106,892   114,777   115,011   111,534   448,214
Restaurant operating profit (a) ..............................    16,085    18,500    17,334    14,675    66,594
        Net earnings ........................................      7,269     8,827     7,840     6,608    30,544
Per share data:
        Net earnings .........................................      0.14      0.16      0.15      0.12      0.57


(A) RESTAURANT SALES LESS OPERATING EXPENSES. OPERATING EXPENSES ARE COMPRISED OF COST AND EXPENSES ASSOCIATED DIRECTLY WITH OR ALLOCATED TO PRODUCTS SOLD AT THE COMPANY'S RESTAURANTS.

NOTE 11. Disclosures About the Fair Value of Financial Instruments
        The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable and accrued liabilities, all of which are classified as either current assets or current liabilities. Their carrying amounts approximate their fair values because of the short maturities of these instruments.

NOTE 12. Subsequent Event
        On March 13, 1996, management announced its intention to repurchase an aggregate 6.4 million shares of the Company's common stock through December 1998. Repurchases will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. In addition, management intends to refinance the Company's short-term debt outstanding at January 3, 1996 and to finance a portion of its 1996 needs, which will include funds required for the repurchase program, with a long-term bank credit facility. The Company is currently in negotiation with a bank group to provide this funding. The Company's overall debt structure, upon closing of the new bank facility, is expected to consist of uncommitted short-term bank lines and long-term notes payable to banks with interest at both fixed and floating rates.

20  INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.

          We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of January 3, 1996 and December 28, 1994, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended January 3, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at January 3, 1996 and December 28, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended January
3, 1996, in conformity with generally accepted accounting principles.


                              (Signature of KPMG Peat Marwick LLP appears here)

Greenville, South Carolina
January 24, 1996, except for Note 12,
as to which the date is March 13, 1996
PICTURED OPPOSITE:
Directors: Top Row - C. Way; J. Cockman; B. Edwards; B. MacKenzie - Second Row - E. McCranie; H. Roberts, Jr.; J. Shoemaker, Jr.

Officers: Top Row - C. Way; E. McCranie; J. Jamison; M. Graham - Second Row -
J. Hart; F. Grant, Jr.; A. Shaw; I. Turbow
                  Third Row - J. Gleitz; P. Franklin; T. Barnhill; R. Erwin

                                                                             21
DIRECTORS:

Charles D. Way                                     (Picture appears here
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER     of Charles D. Way)

James D. Cockman                                   (Picture appears here
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,               of James D. Cockman)
OCEAN FRESH EXPRESS INTERNATIONAL SEAFOOD

Barry L. Edwards                                   (Picture appears here
EXECUTIVE VICE PRESIDENT, TREASURER                 of Barry L. Edwards)
AND CHIEF FINANCIAL OFFICER, AMRESCO, INC.

Brian S. MacKenzie                                 (Picture appears here
PRESIDENT AND CHIEF EXECUTIVE OFFICER,              of Brian S. KacKenzie)
BUILDER MARTS OF AMERICA, INC.

G. Edwin McCranie                                  (Picture appears here
EXECUTIVE VICE PRESIDENT                            of G. Edwin McCranie)

Harold K. Roberts, Jr.                             (Picture appears here
PARTNER, ROBERTS AND MORGAN, CPA'S;                 of Harold K. Roberts. Jr.)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, STATEWIDE TITLE, INC.

James M. Shoemaker, Jr.                            (Picture appears here
MEMBER, WYCHE, BURGESS, FREEMAN & PARHAM, P.A.      of James M. Shoemaker, Jr.)


OFFICERS:

Charles D. Way                                     (Picture appears here
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER     of Charles D. Way)

G. Edwin McCranie                                  (Picture appears here
EXECUTIVE VICE PRESIDENT                            of G. Edwin McCranie)

John C. Jamison                                    (Picture appears here
VICE PRESIDENT-REAL ESTATE                          of John C. Jamison)

Morgan A. Graham                                   (Picture appears here
VICE PRESIDENT-CONSTRUCTION                         of Morgan A. Graham)

James R. Hart                                      (Picture appears here
VICE PRESIDENT-HUMAN RESOURCES                      of James R. Hart)

Fred T. Grant, Jr.                                  (Picture appears here
VICE PRESIDENT-FINANCE AND CHIEF FINANCIAL OFFICER    of Fred T. Grant, Jr.)

Alan E. Shaw                                         (Picture appears here
VICE PRESIDENT-OPERATIONS                              of Alan E. Shaw)

Ilene T. Turbow                                      (Picture appears here
Vice President-Marketing                               of Ilene T. Turbow)

Janet J. Gleitz                                      (Picture appears here
CORPORATE SECRETARY                                   of Janet J. Gleitz)

Philip J. Franklin                                    (Picture appears here
REGIONAL VICE PRESIDENT                                of Philip J. Franklin)

Timothy V. Barnhill                                    (Picture appears here
REGIONAL VICE PRESIDENT                                 of Timothy V. Barnhill)

Richard B. Erwin                                       (Picture appears here
REGIONAL VICE PRESIDENT                                 of Richard B. Erwin)

22 CORPORATE INFORMATION

EXECUTIVE OFFICES
Ryan's Family Steak Houses, Inc.
405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000

GENERAL COUNSEL
Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.
Corporate Trust  Department
Post Office Box 3001
Winston-Salem, North Carolina 27102
(800) 633-4236

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Greenville, South Carolina

FORM 10-K
A copy of the Company's Form 10-K Report for fiscal 1995, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company.

ANNUAL MEETING
The annual meeting will be held at:
Greenville/Spartanburg Airport Marriott
Greenville, South Carolina
Thursday, April 25, 1996 at 11:00 a.m.
All shareholders are cordially invited to attend.

COMMON STOCK DATA
The Company's common stock trades on The NASDAQ Stock Market under the symbol RYAN.

The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future. Management of the Company presently intends to retain all available funds for expansion of the business. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other relevant matters.

QUARTERLY INFORMATION
To enhance the timeliness and efficiency of our quarterly shareholder communications, we are eliminating printed quarterly reports and, instead, will be mailing to our shareholders of record the quarterly press release on the day it becomes available to the media. If your shares are held in street name (i.e. in a brokerage account), you may call our Investor Relations Department at (864) 879-1000 to receive the quarterly earnings release on a regular basis.

    MARKET PRICE OF COMMON STOCK
    1995
    Quarter:                            High      Low
    First                             $ 8.1/8    6 3/4
    Second                              8        6 1/8
    Third                               8 1/2    6 1/4
    Fourth                              8        6 3/8

    1994
    Quarter:                            High       Low
    First                              $9 1/8     7 1/4
    Second                              8 1/16    7
    Third                               7 1/4     5 3/8
    Fourth                              7 1/2     5 5/8

    The closing price quotation on the Company's common stock on March 6, 1996 was $ 7 1/8 per share.
STOCK SPLIT HISTORY
3-for-2.........................               January 1983
2-for-1.........................               April 1983
3-for-2.........................               February 1985
3-for-2.........................               February 1986
3-for-2.........................               May 1986
3-for-1.........................               May 1987

RYAN'S FAMILY STEAK HOUSES IN EACH STATE AT MARCH 6, 1996                    23

Map of the following states appears below:
MI, IA, IN, OH, IL, KS, MO, WV, VA, KY, TN, NC, OK,
AR, SC, GA, AL, MS, TX, LA, FL

Alabama - 10
Arkansas - 5
Florida - 26
Georgia - 28
Illinois - 5
Indiana - 13
Iowa - 3

Kansas - 3
Kentucky - 9
Louisiana - 16
Michigan - 10
Mississippi - 7
Missouri - 11
North Carolina - 17

Ohio - 14
Oklahoma - 6
South Carolina - 24
Tennessee - 17
Texas - 24
Virginia - 7
West Virginia - 1

 (Photo of young girl drinking milk appears here)


RYAN'S FAMILY STEAK HOUSES, INC.

405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000